Exhibit 1

Media Relations	Analyst and Investor Relations
Jorge Pérez	Alfredo Garza / Fabián Orta
+52 (81) 8259-6666	+1 (212) 317-6011
jorgeluis.perez@cemex.com	+52 (81) 8888-4327
ir@cemex.com

CEMEX POSTS RECORD OPERATIONAL AND CLIMATE ACTION ACHIEVEMENTS IN 2021

•	Presents its sixth Integrated Report: Building a Better Future.

•	Achieved significant milestones in Operation Resilience strategy.

•	Recorded largest annual CO2 emission reduction in history with material improvement in all relevant climate performance indicators.

•	Made significant contribution towards its five priority U.N. Sustainable Development Goals.

•	Consolidated the company´s position as digital leader in the construction materials industry.

MONTERREY, MEXICO. MARCH 24, 2022 – CEMEX, S.A.B. de C.V. (“CEMEX”) presented today its 2021 Integrated Report: “Building a Better Future,” which includes a comprehensive analysis of CEMEX’s strategic vision, operational performance, corporate governance, and value creation. The report highlights the company’s essential value of its industrial activity, its climate action strategy, its commitment to innovation in the industry and unlocking new opportunities, and its focus on employee safety and wellbeing.

“Despite another year full of unique challenges, 2021 was certainly transformative for the company. The extraordinary results we achieved are a testament to the growth potential of our markets, our focus on customer experience, and, most importantly, the dedication and commitment of our people,” said Fernando A. González, CEO of CEMEX. “Sustainability remains one of our top priorities. The roadmap underpinning our climate action strategy, Future in Action, gives us the confidence that we can achieve our very ambitious targets and aspirations. Our performance in 2021 is evidence of that.”

Among the main accomplishments presented in CEMEX’s 2021 Integrated Report are:

Financial:

•	Net sales grew 14% to US$14.5 billion.

•	EBITDA improved 18% to US$2.9 billion, the largest increase in a decade.

•	Achieved leverage below 3 times in 2021.

Climate Action:

•	Recorded the largest CO2 reduction in a year: a 4.7% decrease of CO2 per ton of cementitious material.

•	Achieved highest consumption level of alternative fuels, at 29.2%, producing US$200 million in savings versus using fossil fuels.

•	Reduced clinker factor to 75.2%, its lowest level in 10 years.

•	First in the market to roll out globally its family of low-carbon products, Vertua, which build on the company´s existing base of sustainable products and solutions.

•	Established aggressive 2030 climate action goals which align with the industry’s most ambitious pathway (well below 2°C scenario), validated by the Science-Based Target Initiative (SBTi).

•	Joined the United Nations’ “Race to Zero” campaign and the Business Ambition for 1.5°C Coalition, which reaffirms the company´s commitment to delivering net-zero CO2 concrete by 2050.

•	Founding membership in the First Movers Coalition, the World Economic Forum initiative to create market demand for zero-carbon solutions.

Sustainability & Circular Economy:

•	Managed 57 times the waste that CEMEX sent to landfills in 2021.

•	Executed its Social Impact strategy in the communities in which the company operates that positively impacted more than 25 million people on an accumulated basis.

•	Processed approximately 61% of sales through CEMEX Go, the company’s global digital platform.

•	Achieved, for the second consecutive year, the highest annual global Net Promoter Score of 68, substantially above the average for the construction and engineering industry.

CEMEX’s 2021 Integrated Report includes an external verification report carried out by KPMG and was prepared following the Global Reporting Initiative (GRI) standards, the Sustainability Accounting Standard Board (SASB) standards, and the guidelines established by the Task Force on Climate-Related Financial Disclosures (TCFD).

To learn more about CEMEX’s 2021 Integrated Report, please visit: www.cemex.com/IntegratedReport2021

For more information on the company’s Future in Action program, please visit: www.cemex.com/sustainability/future-in-action

CEMEX (NYSE: CX) is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.

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